Exhibit 99.3

COMBINED GENERAL MEETING JUNE 23, 2021

Draft resolutions

The section references herein refer to the Sections of the Company's 2020 Universal Registration Document, available at the following address: https://valneva.com/investors/financial-reports/

VALNEVA SE - DRAFT RESOLUTIONS This document is a free translation. In case of discrepancy between the French and the English version, the French version shall prevail.	1

VALNEVA

A European company (Societas Europaea or SE) with a Management and a Supervisory Board

Share capital: €14,986,340.70

Registered office: 6 rue Alain Bombard, 44800 Saint-Herblain (France)

Nantes Companies Register (RCS) No. 422 497 560

__________________________________________________________________

DRAFT RESOLUTIONS

COMBINED SHAREHOLDERS MEETING OF JUNE 23, 2021

Ladies and gentlemen, the Shareholders of Valneva SE (the “Company”) are informed that the Combined General Meeting of the Company will be held on June 23, 2021, at 2 p.m. CEST, at the Company’s registered office located at 6 rue Alain Bombard, 44800 Saint-Herblain (France), as a closed meeting, without the physical presence or participation by telephone or video conference of the shareholders and other persons entitled to attend, in accordance with the French Ordinance No. 2020-321 of March 25, 2020 and the French Decree No. 2020-418 of April 10, 2020 in their versions in force as at the date hereof, and following, in particular, the French Decree No. 2021-255 of March 9, 2021 extending until July 31, 2021 the measures adapting the rules for meetings and deliberations of the meetings and governing bodies of legal entities and entities without legal personality under private law due to the COVID-19 epidemic.

The following resolutions are proposed to the Shareholders:

Ordinary resolutions

First resolution - Approval of the parent entity financial statements for the year ended December 31, 2020

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings, after having reviewed the parent entity financial statements and the Reports of the Management Board, the Supervisory Board and the Joint Statutory Auditors, hereby approve the parent entity financial statements for the year ended December 31, 2020 as presented, as well as the transactions reflected in these financial statements or summarized in these Reports, showing a loss of fourteen million five hundred sixty-four thousand twenty-two euros and five cents (€14,564,022.50).

In application of the provisions of Articles 223 quater and 223 quinquies of the French General Tax Code, the Shareholders duly note that the financial statements for the year ended December 31, 2020 do not take into account any expenses that are non-tax-deductible under Articles 39.4 and 39.5 (10th paragraph) of said Code, with the exception of non-tax-deductible excess rental payments on passenger vehicles amounting to nine thousand two hundred thirty-five euros (€9,235) for the fiscal year ended December 31, 2020. No tax expenses were incurred as a consequence of these disallowed deductions.

Second resolution - Approval of the consolidated financial statements for the year ended December 31, 2020

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings, after having reviewed the consolidated financial statements and the Reports of the Management Board, the Supervisory Board and the Joint Statutory Auditors, hereby approve the consolidated financial statements for the year December 31, 2019 as presented, as well as the transactions reflected in these financial statements or summarized in these Reports, showing a loss of sixty-four million three hundred and ninety-three thousands three hundred ninety-nine euros and thirty-nine cents (€64,393,399.39).

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Third resolution - Appropriation of earnings for the year ended December 31, 2020

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings, resolve to allocate to retained earnings (accumulated deficit) the total loss of fourteen million five hundred sixty-four thousand twenty-two euros and five cents (€14,564,022.50) for the fiscal year ended December 31, 2020. After appropriation of this amount, the "accumulated deficit" will be accordingly increased from minus €149,038,753.90 to minus €163,602,776.40.

The Shareholders note for the record, pursuant to Article 243 bis of the French General Tax Code, that no dividend has been distributed over the last three fiscal years.

Forth resolution - Approval of regulated agreements governed by Articles L. 225-86 et seq. of the French Commercial Code

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Ordinary General Meetings, after having reviewed the Statutory Auditors’ Special Report on the agreements and commitments referred to in Articles L. 225-86 et seq. of the French Commercial Code, approve said Report as well as the agreements referred to in, including those entered into and authorized in previous fiscal years and remaining in force in the year under review.

Fifth resolution - Approval of the remuneration policy applicable to the corporate officers

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings, after considering the Report by the Supervisory Board on the Corporate Governance dated March 23, 2021 and which includes, in particular, the remuneration policy for corporate officers established in accordance with Article L. 22-10-26 of the French Commercial Code, approve the remuneration policy applicable to the corporate officers, as provided in Sections 2.6.1.1., 2.6.1.2 and 2.6.1.3 of the Company's Universal Registration Document (in which said Report by the Supervisory Board is incorporated).

Sixth resolution - Approval of the information referred to in Article L. 22-10-9, I of the French Commercial Code, pursuant to Article L. 22-10-34, I of the French Commercial Code

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings, after considering the Report by the Supervisory Board on the Corporate Governance dated March 23, 2021 and which includes, in particular, the information referred to in Article L. 22-10-9, I of the French Commercial Code, approve such information, as provided in Section 2.6 and in particular in Sections 2.6.2 and 2.6.3 of the Company's Universal Registration Document (in which said Report by the Supervisory Board is incorporated).

Seventh resolution - Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Thomas Lingelbach, Chairman of the Management Board

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings and with Article L. 22-10-34 of the French Commercial Code, after considering the Report by the Supervisory Board on the Corporate Governance dated March 23, 2021 and which includes, in particular, the components referred to in Article L. 22-10-9 of the French Commercial Code, approve the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Thomas Lingelbach, Chairman of the Management Board, as provided in Section 2.6.2.1 of the Company's Universal Registration Document (in which said Report by the Supervisory Board is incorporated).

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Eighth resolution - Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to the Management Board members (other than the Chair of the Management Board)

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings and with Article L. 22-10-34 of the French Commercial Code, after considering the Report by the Supervisory Board on the Corporate Governance dated March 23, 2021 and which includes, in particular, the components referred to in Article L. 22-10-9 of the French Commercial Code, approve the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020 of the Management Board members (other than the Chair of the Management Board), as provided in Section 2.6.2.1 of the Company's Universal Registration Document (in which said Report by the Supervisory Board is incorporated).

Ninth resolution - Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Frédéric Grimaud, Chairman of the Supervisory Board

The Shareholders, acting in accordance with the quorum and majority voting requirements applicable to Ordinary General Meetings and with Article L. 22-10-34 of the French Commercial Code, after considering the Report by the Supervisory Board on the Corporate Governance dated March 23, 2021 and which includes, in particular, the components referred to in Article L. 22-10-9 of the French Commercial Code, approve the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Frédéric Grimaud, Chairman of the Supervisory Board, as provided in Section 2.6.2.2 of the Company's Universal Registration Document (in which said Report by the Supervisory Board is incorporated).

Tenth resolution - Authorization and powers to be given to the Management Board for the purpose of allowing the Company to make transactions on its own shares

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Ordinary General Meetings, after having reviewed the Management Board Report, authorize the Board, for a period of eighteen (18) months from this Meeting, with powers of delegation under the conditions set by law, to trade in Company shares, pursuant to the provisions of Articles L. 22-10-62 et seq. of the French Commercial Code, Articles 241-1 et seq. of the General Regulations of the French Financial Markets Authority (AMF), Regulation (EU) 596/2014 of April 16, 2014 on market abuse (“MAR Regulation”) and EU Delegated Regulation 2016/1052 of the European Parliament and of the Council of March 8, 2016 completing the MAR Regulation, with the option of subdelegation under the conditions laid down by law.

These shares, including preferred shares, may be purchased, sold or transferred on one or more occasions, at any time, with the exception of the period as from the filing by a third-party of a public offering proposal for the securities of the Company up to the end of this offering period, within the limits and in accordance with the terms and conditions defined by the laws and regulations in force, and by any means, especially by trading in the market or off-market, including block transactions, except involving the use of derivatives. The purchase and sale of shares through block trades may account for the entire authorized share buyback program.

The Company may:

+	purchase its own shares up to a maximum of five percent (5%) of the shares comprising its share capital, as adjusted based on corporate actions that might affect the share capital after this resolution, less treasury shares, at a price per share not exceeding ten euros (€10).

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However, when shares are purchased to promote liquidity under the conditions defined by the French Financial Market Authority's General Regulations, the number of shares to be taken into account for calculating this five percent (5%) limit will equal the number of shares purchased minus shares resold during the authorization period;

+	sell, assign or transfer by any means all or part of the shares thus acquired;

+	or cancel said shares by reducing the share capital, subject to the adoption of resolution 12 and within the limit of ten percent (10%) of the Company's share capital per twenty-four (24) month period.

In the event of an increase in the capital by capitalizing reserves and a grant of restricted share units, stock splits or reverse stock splits, the prices indicated above will be adjusted by a multiplier equal to the ratio between the number of shares making up the share capital before and after the transaction.

The Shareholders decide that these share purchases may be made for the purposes provided for by law, or subsequently permitted by law, and notably to:

+	ensure liquidity or maintain an orderly market in the Company's share through a liquidity agreement in compliance with admissible market practice established by the French Financial Market Authority in its decision No. 2018-01 of July 2, 2018 and concluded with an investment services provider acting independently;

+	hold acquired shares and subsequently remit them as payment or in exchange as part of mergers, spin-offs and contributions;

+	implement and honor obligations, and in particular remit shares pursuant to the exercise of rights attached to securities giving access, by any means, immediately or in the future, to the Company's shares, as well as all hedging transactions resulting from the obligations of the Company relating to these securities, in accordance with the provisions provided for by market authorities and at such times as the Management Board or the person acting on the authority of the latter shall determine;

+	cancel acquired shares, subject to an Extraordinary General Meeting of shareholders approving resolution 12 authorizing the Management Board to reduce the share capital by canceling treasury shares;

+	cover share option plans reserved for employees or other share allocations according to the conditions set out in Articles L. 3332-1 et seq. and R. 3332-4 of the French Labor Code, or the allocation of Company shares to employees and/or officers of the Company, or companies referred to in Article L. 225-197-2 of the French Commercial Code, or share allocations as part of an employee profit sharing.

The maximum amount of funds allocated for this program is set at fifteen million euros (€15,000,000).

The Shareholders grant all powers to the Management Board, with powers of delegation according to the conditions set by law, to place all orders, conclude all agreements, complete all formalities and filings with all bodies and, in general, to do whatever is necessary.

With effect on this day, this authorization supersedes and cancels the unexpired and unused part of any prior authorization having the same purpose, and notably resolution 14 of the Combined General Meeting of June 17, 2020.

***

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Extraordinary resolutions

Eleventh resolution - Amendments and harmonization of the Company’s Articles of Association

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Extraordinary General Meetings, after considering the Management Board Report, decide to modify the Company's Articles of Association, in order, in particular, (i) to allow the Company to have recourse to electronic voting for future General Meetings, and (ii) to bring them into line with French Ordinance No. 2020-1142 of September 20, 2020 relating to the creation, in the French Commercial Code, of a chapter dedicated to companies whose securities are admitted to trading on a regulated market or a multilateral trading facility, and, accordingly, to amend Articles 17, 22, 27, 30 and 31 of the Company's Articles of Association as follows, the other provisions of the Company's Articles of Association remaining unchanged1:

Article 17. Duration of duties – Renewal – Co-opting Former wording	Article 17. Duration of duties – Renewal – Co-opting New wording
[…] Furthermore, the Supervisory Board may include elected members representing employees, pursuant to the provisions of Article L. 225-79 and, as appropriate, L. 225-71 of the Commercial Code. […]

[…]

Furthermore, the Supervisory Board may include elected members representing employees, pursuant to the provisions of Article L. 225-79 and, as appropriate, L. 225-71 and L. 22-10-22 of the French Commercial Code.

[…]

The other paragraphs remain unchanged.

Article 22. Agreements between the Company, a member of the Management Board or of the Supervisory Board, or a shareholder Former wording	Article 22. Agreements between the Company, a member of the Management Board or of the Supervisory Board, or a shareholder New wording

[…]

The foregoing provisions do not apply to agreements concerning current operations and entered under normal conditions or agreements entered into between two companies, one of which holds, directly or indirectly, all of the share capital of the other, if applicable, less the minimum number of shares required to satisfy the requirements of article 1832 of the French Civil Code, or articles L. 225-1 and L. 226-1 of the French Commercial Code.

[…]

[…]

The foregoing provisions do not apply to agreements concerning current operations and entered under normal conditions or agreements entered into between two companies, one of which holds, directly or indirectly, all of the share capital of the other, if applicable, less the minimum number of shares required to satisfy the requirements of article 1832 of the French Civil Code, or articles L. 225-1 and L. 22-10-2 of the French Commercial Code.

[…]

The other paragraphs remain unchanged.

__________________________

1 The revised Articles include translation improvements.

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Article 27. Admissions to Meetings - Powers Former wording	Article 27. Admissions to Meetings - Powers New wording

[…]

Any shareholder may vote by post through a form, a copy of which may be obtained under the conditions indicated by the notice of calling of the Meeting.

A shareholder may be represented by another shareholder who provides evidence of a power of attorney, by his/her spouse or partner with whom he/she has concluded a civil solidarity pact.

A shareholder may furthermore be represented by any other natural or legal person of his/her choice and this under the conditions provided in Articles L. 225-106, L. 225-106-1 and R. 225-79 of the Commercial Code.

In the event of existence of a Social and Economic Committee within the Company, two of its members designated by the counsel, of which one belongs to the category of technical staff and supervisors and the other to the category of employees and workers, or where appropriate, the persons mentioned in Articles L. 2323-64 and L. 2323-65 of the Labour Code, may attend the General Meetings. They shall be heard at their request for all of the resolutions which require the unanimity of shareholders.

[…]

[…]

Any shareholder may vote by post through a form, the details of which are set forth by a decree of the Conseil d’État, and a copy of which may further be obtained under the conditions indicated by the notice of calling of the Meeting.

A shareholder may also vote by proxy, in accordance with the provisions of Articles L. 225-106 and L. 22-10-39 of the French Commercial Code, and thus be represented either by another shareholder who provides evidence of a power of attorney, by his/her spouse or partner with whom he/she has concluded a civil solidarity pact, or .

~~A shareholder may furthermore be represented~~ by any other natural or legal person of his/her choice (and this under the conditions provided in Articles L. 22-10-40, R. 225-79 and R. 22-10-24 of the Commercial Code).

In the event of existence of a Social and Economic Committee within the Company, two of its members designated by the counsel, of which one belongs to the category of technical staff and supervisors and the other to the category of employees and workers, or where appropriate, the persons mentioned in Articles L. 2312-74 and L. 2312-75 of the Labour Code, may attend the General Meetings. They shall be heard at their request for all of the resolutions which require the unanimity of shareholders.

[…]

Adding of two new paragraphs :

Shareholders may, upon decision of the Management Board, take part in the General Meetings by videoconference or by any other means of telecommunication, including the Internet, which allow their identification in accordance with the conditions and procedures set forth by the applicable regulations in force. Where applicable, this decision shall be communicated in the convening notice of the General Meeting.

Upon decision of the Management Board, the shareholders may access and use the proxy form or voting form in electronic format, under the conditions and in accordance with the conditions and procedures set forth by the applicable regulations in force.

The other paragraphs remain unchanged.

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Article 29. Quorum - Vote Ancienne rédaction	Article 29. Quorum - Vote Nouvelle rédaction

1. The quorum shall be calculated on all of the Shares comprising the share capital, except in the Special Meetings, where it shall be calculated on all of the Shares for the category in question, all of which minus the Shares deprived of the voting rights by virtue of the provisions of the law. In the event of a postal vote, for the calculation of the quorum, only forms duly completed and received by the Company at least three (3) days before the date of the Meeting shall be considered.

[…]

3.    The vote shall be expressed by a show of hands, by a roll-call or by a secret ballot, pursuant to what the bureau of the Meeting or the shareholders decide. The shareholders may also vote by post.

4.    For the purposes of calculating the quorum and majority, shareholders shall be considered to be present who take part in the Meeting via videoconference or telecommunications media which permit their identification and guarantee their effective participation, the nature and conditions of application of which are determined by legislative and regulatory provisions in effect.

1. The quorum shall be calculated on all of the Shares comprising the share capital, except in the Special Meetings, where it shall be calculated on all of the Shares for the category in question, all of which minus the Shares deprived of the voting rights by virtue of the provisions of the law. In the event of a postal vote, for the calculation of the quorum, only forms duly completed and received by the Company at least three (3) days before the date of the Meeting shall be considered, i.e. no later than the fourth day before the date of the Meeting.

[…]

3.    The vote shall be expressed by a show of hands, by a roll-call or by a secret ballot, pursuant to what the bureau of the Meeting or the shareholders decide. The shareholders may also vote by post, or by proxy under the conditions of Article 27 of the Articles of association, including, upon decision of the Management Board, by videoconference or by any other means of telecommunication, including the Internet, which allow their identification in accordance with the conditions and procedures set forth by the applicable regulations in force.

4.    For the purposes of calculating the quorum and majority, shareholders shall be considered to be present who take part in the Meeting via videoconference or telecommunications media, including the Internet, which permit their identification and guarantee their effective participation, the nature and conditions of application of which are determined by legislative and regulatory provisions in effect.

The other paragraphs remain unchanged.

Article 30. Ordinary General Meeting Former wording	Article 30. Ordinary General Meeting New wording

[…]

For the purposes of calculating the quorum and majority, shareholders shall be considered to be present who take part in the General Meetings via videoconference or telecommunications media as detailed above, albeit with the exception of resolutions relating to the approval of the company accounts, and as per the case, the approval of the consolidated accounts.

[…]

[…]

For the purposes of calculating the quorum and majority, shareholders shall be considered to be present who take part in the General Meetings via videoconference or telecommunications media as detailed above~~, albeit with the exception of resolutions relating to the approval of the company accounts, and as per the case, the approval of the consolidated accounts~~.

[…]

The other paragraphs remain unchanged.

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Article 31. Extraordinary General Meeting Former wording	Article 31. Extraordinary General Meeting New wording

[…]

For the purposes of calculating the quorum and majority, shareholders shall be regarded as present who take part in the General Meetings via videoconference or telecommunications media as detailed above, albeit with the exception of resolutions relating to a modification of the share capital, a merger, division or partial contribution of assets.

[…]

For the purposes of calculating the quorum and majority, shareholders shall be regarded as present who take part in the General Meetings via videoconference or telecommunications media as detailed above~~, albeit with the exception of resolutions relating to a modification of the share capital, a merger, division or partial contribution of assets~~.

The other paragraphs remain unchanged.

Twelfth resolution - Authorization granted to the Management Board to cancel treasury shares

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors’ Report, authorize the Management Board, with powers of delegation under the conditions set by law, for a period of eighteen (18) months from this meeting, to:

+	reduce, at its sole discretion, on one or more occasions, the share capital, within the limit of ten percent (10%) of the share capital, adjusted for corporate actions that could affect the share capital after this decision, per twenty-four (24) month period, by canceling the shares, including any preferred shares, which the Company holds or might hold by any means, including by purchasing shares through buyback programs authorized by resolution 10 submitted to the Shareholders' vote, or through share buyback programs authorized previously or following the date of this meeting, or by any other means, by charging the difference between the buyback price of the canceled shares and their par value to additional paid-in capital and available reserves; and

+	duly acknowledge the completion of the capital decrease(s), modify the Articles of Association accordingly and carry out all necessary formalities.

This authorization supersedes and cancels the unexpired and unused part of any prior authorization having the same purpose, and notably resolution 16 of the Combined General Meeting of June 17, 2020.

Thirteenth resolution - Grant of authority to the Management Board to increase the share capital by issuing ordinary shares or any securities giving access to the capital while maintaining the preferential subscription right of the shareholders

The Shareholders, acting in accordance with the quorum and majority conditions required for Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special Report, and after duly noting that the capital has been fully paid up:

+	decide to delegate to the Management Board, in accordance with the provisions of Article 225- 129-2 of the French Commercial Code, with the option of subdelegation under the conditions laid down by law, for a maximum period of twenty-six (26) months from the present Meeting, their power to decide to carry out one or more immediate or future increases in capital by issuing any of the following:

o	ordinary shares of the Company, and/or

o	any capital securities of the Company giving access by any means, immediately or in the future, to other existing or future capital securities of the Company or giving the right to receive debt instruments from the Company, and/or

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o	any securities, whether hybrid or not, giving access by any means, immediately or in the future, to capital securities to be issued by the Company, and possibly giving access to existing capital securities and/or giving the right to receive debt instruments from the Company, it being specified that these shares and securities may be subscribed for in cash or by set-off against certain, due and payable claims;

+	resolve that the issuing of any preferred shares or securities giving access, immediately or in the future, to preferred shares is excluded from this delegation;

+	resolve that the total nominal amount of increases in share capital which can be carried out, immediately or in the future, by virtue of powers delegated by the General Meeting through this resolution may not under any circumstances exceed a maximum overall amount of five million one hundred seventy-five thousand euros (€5,175,000) or the equivalent value in a foreign currency, to which amount will be added, if applicable, the supplementary nominal amount of shares or securities to be issued for the purposes of any adjustments to be made in accordance with applicable legislative or regulatory provisions and, if applicable, with contractual stipulations providing for other forms of adjustment, in order to preserve the rights of the holders of securities giving access to capital;

+	decide that the shareholders may exercise in accordance with the applicable laws and regulations, their preferential right to subscribe for ordinary shares or securities issued under this resolution on the basis of irrevocable entitlement (à titre irréductible) in proportion to their rights and within the limit of their demand. In addition, the Management Board may establish for the benefit of shareholders a right to apply for excess shares subject to reduction (à titre réductible) exercisable in proportion to their rights and within the limit of their demand;

+	decide that if take-up for shares on the basis of irrevocable entitlement (à titre irréductible) with respect to exact rights and, when applicable, for excess shares subject to reduction (à titre réductible), should fail to account for the entire issue of the shares or securities as defined above, the Management Board may, as it chooses, and in the order it decides, in accordance with Article L. 225-134 of the French Commercial Code, proceed with one or more of the following options: (i) freely allocate all or part of the unsubscribed securities to any persons of its choosing, (ii) offer these securities to the public and/or (iii) restrict the amount of the issuance to the subscriptions received, provided that these amount to not less than three quarters of the intended issuance;

+	resolve that the securities that may be issued pursuant to this delegation may notably consist of debt securities, including securities giving the right to receive debt securities, whether or not governed by Articles L. 228-91 et seq. of the French Commercial Code, or warrants, or may be associated with the issue of such securities, or enable the issue thereof as intermediate securities. These debt securities may or may not be for an unlimited term, may or may not be subordinate, and may be issued in France or abroad, either in euros or in another currency, or in any other monetary units established by reference to several currencies. The maximal nominal amount of debt securities issued under this delegation and resolutions 14, 15, 16, 18 and 20 of this General Meeting may not exceed one hundred forty-three million seven hundred fifty thousand euros (€143,750,000) or the equivalent value at the exchange rate prevailing on the date of the issue decision, but will be independent of the amount of any debt securities referred to in Articles L. 228-38, L. 228-92 (3rd paragraph), L. 228-93 (6th paragraph) and L. 228-94 (3rd paragraph) of the French Commercial Code, for which the issue may otherwise be authorized or decided, in accordance with Articles L. 228-36-A and L. 228-40 of the French Commercial Code and the Company’s Articles of Association. They may be subject to a fixed or variable interest rate, with or without capitalization, and be the subject of redemption, with or

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without a premium, or amortization, of any kind, with the possibility for the securities to be bought on the stock market or offered for sale or exchange by the Company;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period;

+	delegate all powers to the Management Board, that it may in turn delegate as permitted by law, to set the issue price and conditions, set the amount of the issue, determine the issue procedures and the form of securities to be created, set the date of record of the securities to be issued, including on a retroactive basis, make all adjustments required in accordance with legal and regulatory provisions to protect the rights of holders of securities giving access to the capital of the Company, list the securities to be issued, and generally allow for all measures, enter into all agreements and carry out all formalities necessary to ensure the successful completion of the proposed issues, formally record the capital increases resulting therefrom and amend the Articles of Association in consequence;

+	give the Management Board the authority (that it may further delegate as permitted by law) to charge fees for increases in capital to total premiums and to deduct from this amount the sums required to keep the legal reserve at one tenth (1/10) of the new capital after each issue;

+	note that the present delegation of power automatically entails, in favor of the owners of securities giving access, immediately or in the future, to the capital of the Company, which may be issued by virtue of this delegation, renunciation by the shareholders of their preferential right to subscribe for shares to which these securities could give a right; and

+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

Fourteenth resolution - Grant of authority to the Management Board to increase the capital by issuing ordinary shares or any securities giving access to the capital through a public offering (other than those referred to in Article L. 411-2, 1° of the French Monetary and Financial Code), canceling preferential subscription rights of the shareholders though including an option for a priority period

The Shareholders, acting in accordance with the quorum and majority conditions required for Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special Report, and after duly noting that the capital has been fully paid up:

+	resolve, in accordance with the provisions of the French Commercial Code and in particular Articles L. 225-129-2, L. 225-135, L. 22-10-51 and L. 22-10-52 of said Code, to delegate to the Management Board, with the option of subdelegation under the conditions laid down by law, for a maximum period of twenty-six (26) months from the present Meeting, its power to decide to carry out one or more immediate or future increases in capital by issuing, in France or abroad, any of the following:

o	ordinary shares of the Company, and/or

o	any capital securities of the Company giving access by any means, immediately or in the future, to other existing or future capital securities of the Company or giving the right to receive debt instruments from the Company, and/or

o	any securities, whether hybrid or not, giving access by any means, immediately or in the future, to capital securities to be issued by the Company, and possibly giving access to existing capital securities and/or giving the right to receive debt instruments from the Company,

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it being specified that these shares and securities may be subscribed for in cash or by set-off against certain, due and payable claims;

+	resolve that the issuance of any preferred shares or securities giving access, immediately or in the future, to preferred shares is excluded from this delegation;

+	resolve that the total maximum nominal amount of increases in share capital which can be carried out, immediately or in the future, may not under any circumstances exceed a maximum overall amount of four million six hundred thousand euros (€4,600,000) or the equivalent value in a foreign currency, to which amount will be added, if applicable, the additional nominal amount of shares or securities to be issued for the purposes of any adjustments to be made in accordance with applicable laws and regulations and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities giving access to the capital;

+	resolve that the Company may carry out the capital increases through a public offering of securities (other than one of those referred to in Article L. 411-2, 1° of the French Monetary and Financial Code), and note that any public offerings decided under this delegation may be combined with public offerings referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, within the same issue or through several simultaneous issues;

+	resolve that the Management Board, will have all powers, with a right of subdelegation upon the conditions provided for by law, to implement, if it so decides, the present delegation of authority on one or more occasions, in proportions and at times that it sees fit, and to amend the Articles of Association accordingly;

+	decide that if take-up for shares should fail to account for the entire issue of the shares or securities as defined above, the Management Board may, as it chooses, and in the order it decides, use one or more of the options granted under Article L. 225-134 of the French Commercial Code, including the one restricting the amount of the issuance to the subscriptions received, provided that these amount to not less than three quarters of the initial intended issuance;

+	resolve to cancel shareholders’ preferential subscription rights to shares and other securities giving access to the capital of the Company under this resolution. The Management Board may nevertheless grant the shareholders, pursuant to Article L. 22-10-51 of the French Commercial Code, a priority subscription period for a time period and according to procedure that it will establish in accordance with applicable laws and regulations and for all or part of the issue. This priority subscription period shall not result in the creation of negotiable rights and must be exercised in proportion to the number of shares owned by each shareholder;

+	resolve that the securities that may be issued pursuant to this delegation may notably consist of debt securities, including securities giving the right to receive debt securities representing a right to debt securities, whether or not governed by Articles L. 228-91 et seq. of the French Commercial Code, or warrants, or may be associated with the issue of such securities, or enable the issue thereof as intermediate securities. These debt securities may or may not be for an unlimited term, may or may not be subordinate, and may be issued in France or abroad, either in euros or in another currency, or in any other monetary units established by reference to several currencies. The maximal nominal amount of debt securities thereby issued may not exceed one hundred forty-three million seven hundred fifty thousand euros (€143,750,000) or the equivalent value at the exchange rate prevailing on the date of the issue decision, but will be independent of the amount of any debt securities referred to in Articles L. 228-38, L. 228-92 (3rd paragraph), L. 228-93 (6th paragraph) and L. 228-94 (3rd paragraph) of the French Commercial Code, for which the issue may otherwise be authorized or decided, in accordance with Articles L. 228-36-A and L. 228-40 of the French Commercial Code and the Company’s

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Articles of Association. They may be subject to a fixed or variable interest rate, with or without capitalization, and be the subject of redemption, with or without a premium, or amortization, of any kind, with the possibility for the securities to be bought on the stock market or offered for sale or exchange by the Company;

+	resolve that the par value of the debt securities that may be issued under this delegation will be credited against the maximum nominal amount of debt securities as set out in resolution 13;

+	resolve that the issue price of new shares that may be issued under this delegation of authority, will be determined by the Management Board, with the option of sub-delegation under the conditions laid down by law:

i.	the issue price for the ordinary shares shall at least equal the minimum amount provided for by the laws and regulations in force at the time this delegation of authority is used, after adjusting, if applicable, this amount to take into account the difference in the date of record (or currently the volume-weighted average price for the last three (3) trading days on Euronext Paris preceding the start of the public offering, that may be reduced by a maximum discount of ten percent (10%), as applicable, in accordance with Article L. 22-10-52 and Article R. 22-10-32 of the French Commercial Code); and

ii.	the issue price of the securities will be such that the amount immediately received by the Company, increased, as applicable, by amounts it may subsequently receive, will be for each ordinary share issued pursuant to the issuance of these securities at least equal to the amount defined in paragraph "i." above, after adjustment, if applicable, in order to take into account the difference in the date of record.

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period;

+	give the Management Board the power, with the option of subdelegation under the conditions laid down by law, at its own initiative, to implement the present delegation, and in particular to:

o	charge fees for increases in capital to total premiums and deduct from this amount the sums required to keep the legal reserve at 1/10 of the new capital after each increase;

o	decide on kind of securities to be created, their characteristics, their price and the terms and conditions of their issue;

o	decide on the method for paying up, including by offsetting due and payable debts, securities to be issued and, if applicable, the conditions for their redemption;

o	charge all issue expenses incurred to premium;

o	make all allotments of securities by conversion, exchange, redemption or presentation of a warrant;

o	determine procedures for adjusting the conditions for future access to the capital of securities thereby issued (including warrants), and suspend, if applicable, the exercise of rights attached to these securities and warrants for a maximum period of three (3) months;

o	execute all underwriting agreements and any other agreement required in connection with any issuance carried out under this resolution;

o	take all measures and ensure compliance with all formalities required for admission to trading on a regulated market and/or any other financial market located outside

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the European Economic Area, of any rights, shares, securities and warrants created;

o	lay down the conditions for free allotment and the exercising of autonomous equity warrants, and determine the terms of stock exchange purchase or offer for purchase or exchange of securities or equity warrants or allotment of shares, and the redemption of these securities or warrants;

o	record the capital increase(s) resulting therefrom;

o	make any amendments to the Articles of Association in relation to the amount of share capital and the number of shares involved;

o	and, generally, decide and carry out all formalities, lay down all conditions useful for ensuring the execution and proper completion of any issues that may be carried out by virtue of this resolution and, as the case may be, suspend it.

+	decide that a special report by the Statutory Auditors will be drawn up on share issues decided by virtue of this delegation of authority, in accordance with Article L. 225-135 of the French Commercial Code and in accordance with regulatory provisions;

+	note that the present delegation of authority automatically entails by operation of law, in favor of the owners of securities giving access, immediately or in the future, to the capital of the Company, which may be issued by virtue of this delegation, renunciation by the shareholders of their preferential right to subscribe for shares to which these securities could give a right; and

+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

Fifteenth resolution - Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the Company's share capital, with cancellation of preferential subscription rights of the shareholders, through a public offering referred to in Article L. 411-2, 1° of the French Monetary and Financial Code

The Shareholders, acting in accordance with the quorum and majority conditions required for Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special Report, and after duly noting that the capital has been fully paid up:

+	resolve, in accordance with the provisions of the French Commercial Code and in particular Articles L. 225-129-2, L. 225-135, L. 225-136 and L. 22-10-52 of said Code, to delegate to the Management Board, with the option of subdelegation under the conditions laid down by law, for a maximum period of twenty-six (26) months from the present Meeting, its power to decide to carry out one or more immediate or future increases in capital by issuing:

o	ordinary shares of the Company, and/or

o	any capital securities of the Company giving access by any means, immediately or in the future, to other existing or future capital securities of the Company or giving the right to receive debt instruments from the Company, and/or

o	any securities, whether hybrid or not, giving access by any means, immediately or in the future, to capital securities to be issued by the Company, and possibly giving access to existing capital securities and/or giving the right to receive debt instruments from the Company, through a public offering referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, it being specified that these shares and securities may be subscribed for in cash or by offsetting due and payable debts;

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+	resolve that the total amount of capital increases that may be carried out, immediately and/or in the future, may not exceed the maximum amount provided for by applicable regulation, i.e. currently twenty percent (20%) of the share capital per year on the date of implementation of the delegation, it being specified that to this maximum amount will be added, as applicable, the additional nominal amount of shares to be issued in accordance with the provisions of the law and contractual provisions to preserve the rights of holders of securities giving access to the capital;

+	resolve that the Management Board, will have all powers, with a right of subdelegation upon the conditions provided for by law, to implement, if it so decides, the present delegation of authority on one or more occasions, in proportions and at times that it sees fit, and to amend the Articles of Association accordingly;

+	decides to cancel shareholders’ preferential right to subscribe for shares and securities giving access to the capital of the Company to which the present resolution relates;

+	resolve that the securities that may be issued pursuant to this delegation may notably consist of debt securities, including securities giving the right to receive debt securities representing a right to debt securities, whether or not governed by Articles L. 228-91 et seq. of the French Commercial Code, or warrants, or may be associated with the issue of such securities, or enable the issue thereof as intermediate securities. These debt securities may or may not be for an unlimited term, may or may not be subordinate, and may be issued in France or abroad, either in euros or in another currency, or in any other monetary units established by reference to several currencies. The maximal nominal amount of debt securities thereby issued may not exceed one hundred forty-three million seven hundred fifty thousand euros (€143,750,000) or the equivalent value at the exchange rate prevailing on the date of the issue decision, but will be independent of the amount of any debt securities referred to in Articles L. 228-38, L. 228-92 (3rd paragraph), L. 228-93 (6th paragraph) and L. 228-94 (3rd paragraph) of the French Commercial Code, for which the issue may otherwise be authorized or decided, in accordance with Articles L. 228-36-A and L. 228-40 of the French Commercial Code and the Company’s Articles of Association. They may be subject to a fixed or variable interest rate, with or without capitalization, and be the subject of redemption, with or without a premium, or amortization, of any kind, with the possibility for the securities to be bought on the stock market or offered for sale or exchange by the Company;

+	resolve that the par value of the debt securities that may be issued under this delegation will be credited against the maximum nominal amount of debt securities as set out in resolution 13;

+	resolve that the issue price of new shares that may be issued under this delegation, in accordance with Articles L. 22-10-52 and R. 22-10-32 of the French Commercial Code, will be set by the Management Board under the following conditions:

i.	the issue price for shares directly issued shall at least equal the minimum provided by applicable legal and regulatory provisions on the issue date (i.e. on this date, the volume-weighted average price of the share on Euronext Paris calculated over a period of three (3) trading days preceding the start of the public offering, that may be reduced by a maximum discount of ten percent (10%)); and

ii.	the issue price of securities giving access to the share capital will be such that the amount immediately received by the Company, increased, as applicable, by amounts it may subsequently receive, will be for each ordinary share issued pursuant to the issuance of these securities at least equal to the minimum subscription price as defined in paragraph “ i.” above.

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public

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offering to acquire the Company's shares and until the end of this offering period;

+	decide that if take-up for shares should fail to account for the entire issue of the shares or securities as defined above, the Management Board may, as it chooses, and in the order it decides, use one or more of the options granted under Article L. 225-134 of the French Commercial Code, including the one restricting the amount of the issuance to the subscriptions received, provided that these amount to not less than three quarters of the initial intended issuance;

+	give the Management Board the power, with the option of subdelegation under the conditions laid down by law, at its own initiative, to implement the present delegation, and in particular to:

o	charge fees for increases in capital to total premiums and deduct from this amount the sums required to keep the legal reserve at 1/10 of the new capital after each increase;

o	decide on kind of securities to be created, their characteristics, their price and the terms and conditions of their issue;

o	decide on the method for paying up, including by offsetting due and payable debts, securities to be issued and, if applicable, the conditions for their redemption;

o	charge all issue expenses incurred to premium;

o	make all allotments of securities by conversion, exchange, redemption or presentation of a warrant;

o	determine procedures for adjusting the conditions for future access to the capital of securities thereby issued (including warrants), and suspend, if applicable, the exercise of rights attached to these securities and warrants for a maximum period of three (3) months;

o	execute all underwriting agreements and any other agreement required in connection with any issuance carried out under this resolution;

o	take all measures and ensure compliance with all formalities required for admission to trading on a regulated market of any rights, shares, securities and warrants created;

o	lay down the conditions for free allotment and the exercising of autonomous equity warrants, and determine the terms of stock exchange purchase or offer for purchase or exchange of securities or equity warrants or allotment of shares, and the redemption of these securities or warrants;

o	record the capital increase(s) resulting therefrom;

o	make any amendments to the Articles of Association in relation to the amount of share capital and the number of shares involved;

o	and, generally, decide and carry out all formalities, lay down all conditions useful for ensuring the execution and proper completion of any issues that may be carried out by virtue of this resolution and, as the case may be, suspend it.

+	decide that a special report by the Statutory Auditors will be drawn up on share issues decided by virtue of this delegation of authority, in accordance with Article L. 225-135 of the French Commercial Code and in accordance with regulatory provisions;

+	note that the present delegation of authority automatically entails, in favor of the owners of securities giving access, immediately or in the future, to the capital of the Company, which may be issued by virtue of this delegation, renunciation by the shareholders of their preferential right to subscribe for shares to which these securities could give a right; and

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+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

Sixteenth resolution - Grant of authority to the Management Board in the event of an issue of the Company’s ordinary shares and/or securities giving immediate and/or later access to the Company’s share capital, with cancellation of preferential subscription rights of the shareholders, to set the issue price, up to a limit of 10% of the share capital per year

The Shareholders, acting in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors’ Special Report, in accordance with Article L. 22-10-52 of the French Commercial Code:

+	authorize the Management Board, for each of the issues decided pursuant to the authorizations granted under resolutions 14 and/or 15 above and up to a limit of ten percent (10%) of the Company's share capital (this limit being assessed as of the date of implementation of this delegation, it being specified that to this limit shall be added, where applicable, the additional nominal amount of the shares to be issued to preserve, in accordance with the law and, where applicable, to contractual stipulations providing for other cases of adjustment, the rights of holders of securities giving access to a portion of the Company's share capital) per year, to depart from the conditions for setting the price provided for in the aforementioned resolutions and to set the issue price of the shares and/or securities giving immediate or later access to the share capital issued, in accordance with the following terms and conditions:

i.	the issue price may not be less than the weighted average share price on the Euronext Paris over a period chosen by the Management Board of between three (3) and ninety (90) consecutive trading days preceding the determination of the issue price, possibly reduced, at the discretion of the Management Board, by a maximum discount of fifteen percent (15%); and

ii.	the issue price of the securities will be such that the amount immediately received by the Company, plus, if applicable, the amount that may be subsequently received by the Company, will be for each ordinary share issued as a consequence of the issuance of these securities at least equal to the amount referred to in paragraph "i." above, after correction, if applicable, of this amount to take into account the difference in the date of record.

+	resolve that the maximum nominal amount of the capital increases that may be carried out, immediately or at a later time, pursuant to this authorization, may not exceed ten percent (10%) of the Company's share capital (this limit being assessed as of the date of implementation of this delegation, it being specified that to this limit shall be added, where applicable, the additional nominal amount of the shares to be issued to preserve, in accordance with the law and, as the case may be, with the contractual stipulations providing for other cases of adjustments, the rights of holders of securities giving access to a portion of the Company's share capital), within the limit of the capital increase ceiling provided for in resolution 14, or, as the case may be, resolution 15 of this General Meeting and the general limit provided for in resolution 21;

+	resolve that the nominal amount of the debt securities that may be issued pursuant to this authorization shall be deducted from the total nominal amount of debt securities set forth in resolution 13 proposed to this General Meeting;

+	resolve, under the conditions provided for in resolution 14 or, as the case may be, resolution 15, that the Management Board shall have full powers to implement this authorization;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public

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offering to acquire the Company's shares and until the end of this offering period; and

+	resolves that this authorization is valid for a period of twenty-six (26) months from the date of this General Meeting.

Seventeenth resolution - Grant of authority to the Management Board to increase the share capital by issuing shares, with cancellation of preferential subscription rights of the shareholders for the benefit of certain categories of persons meeting specified characteristics

The Shareholders, acting in accordance with the quorum and majority conditions required for Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special Report, and after duly noting that the capital has been fully paid up:

+	resolve, in accordance with the provisions of the French Commercial Code and in particular Articles L. 225-129-2, L. 225-135 and L. 225-138 of said Code, to delegate to the Management Board, with the option of subdelegation under the conditions laid down by law, for a maximum period of eighteen (18) months from the present Meeting, its power to decide to carry out one or more immediate or future increases in capital, by issuing, with cancellation of preferential subscription rights of the shareholders for the benefit of certain categories of persons meeting specified characteristics, in France or abroad, either in euros, or in any other currency, or in any monetary unit established by reference to several currencies, ordinary shares of the Company, it being specified that these shares may be subscribed for in cash or by set-off against certain, due and payable claims;

+	resolve that the issuance of any preferred shares or securities giving access, immediately or in the future, to preferred shares is excluded from this delegation;

+	resolve that the total maximum nominal amount of increases in share capital which can be carried out, may not under any circumstances exceed a maximum overall amount of four million six hundred thousand euros (€4,600,000) or the equivalent value in a foreign currency, to which amount will be added, if applicable, the additional nominal amount of shares or securities to be issued for the purposes of any adjustments to be made in accordance with applicable laws and regulations and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities giving access to the capital;

+	resolve that the Management Board, will have all powers, with a right of subdelegation upon the conditions provided for by law, to implement, if it so decides, the present delegation of authority on one or more occasions, in proportions and at times that it sees fit, and to amend the Articles of Association accordingly;

+	resolve to cancel shareholders’ preferential subscription rights to shares under this resolution, and accord the right to subscribe to:

(i)	natural persons and legal entities, including companies, trusts or investment funds, organized under French or foreign law, that routinely invest in the pharmaceutical, biotechnological or medical technology sector; and/or

(ii)	companies, institutions or entities of any type, French or foreign, that do a significant part of their business in the pharmaceutical, cosmetic, chemical or medical devices and/or technologies or research in these sectors; and/or

(iii)	French or foreign investment services companies, or any foreign establishment with an equivalent status, that could guarantee to carry out an issue to be placed with the persons described in (i) and/or (ii) above, in this context, to subscribe for securities that are issued.

+	decide that if take-up for shares should fail to account for the entire issue, the Management

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Board may, as it chooses, and in the order it decides, use one or more of the options granted under Article L. 225-134 of the French Commercial Code, including the one restricting the amount of the issuance to the subscriptions received, provided that these amount to not less than three quarters of the initial intended issuance;

+	resolve that the issue price of the shares that may be issued under this delegation will be set by the Management Board, with the option of subdelegation, under the following conditions: the issue price for the shares may not be less than the weighted average share price on the Euronext Paris over a period chosen by the Management Board of between three (3) and ninety (90) consecutive trading days preceding the determination of the issue price, possibly reduced, at the discretion of the Management Board, by a maximum discount of fifteen percent (15%);

+	give the Management Board the power, with the option of subdelegation under the conditions laid down by law, at its own initiative, to implement the present delegation, and in particular to:

o	determine the list of beneficiaries from within the aforementioned category of investors who will benefit from the waiver of preferential subscription rights of the shareholders, and the number of shares to be allocated to each of them;

o	charge fees for increases in capital to total premiums and deduct from this amount the sums required to keep the legal reserve at 1/10 of the new capital after each increase;

o	decide on the method for paying up, including by offsetting due and payable debts, shares to be issued;

o	charge all issue expenses incurred to premium;

o	execute all underwriting agreements and any other agreement required in connection with any issuance carried out under this resolution;

o	take all measures and ensure compliance with all formalities required for admission to trading, on a regulated market and/or any other financial market located outside the European Economic Area, of the shares created;

o	record the capital increase(s) resulting therefrom;

o	make any amendments to the Articles of Association in relation to the amount of share capital and the number of shares involved;

o	and, generally, decide and carry out all formalities, lay down all conditions useful for ensuring the execution and proper completion of any issues that may be carried out by virtue of this resolution and, as the case may be, suspend it.

+	decide that a special report by the Statutory Auditors will be drawn up on share issues decided by virtue of this delegation of authority, in accordance with Article L. 225-135 of the French Commercial Code and in accordance with regulatory provisions;

+	note that the present delegation of authority automatically entails, in favor of the owners of securities giving access, immediately or in the future, to the capital of the Company, which may be issued by virtue of this delegation, renunciation by the shareholders of their preferential right to subscribe for shares to which these securities could give a right; and

+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

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Eighteenth resolution - Grant of authority to the Management Board to increase the number of shares to be issued in the case of a capital increase, with or without preferential subscription rights for existing shareholders, within the limit of 15% of the initial issue amount

The Shareholders, in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special Report, and after duly noting that the capital has been fully paid up:

+	decide, in accordance with provisions of Articles L. 225-135-1 and R. 225-118 of the French Commercial Code, to delegate to the Management Board, for a maximum period of twenty-six (26) months as from this General Meeting (except in respect of resolution 17 for which the delegation is granted for eighteen (18) months), its authority to increase the number of shares to be issued, for each issue carried out under the terms of the above resolutions 13, 14, 15 and 17, within thirty (30) days before the end of the close of the subscription period, within the limit of fifteen percent (15%) of the initial issue, and at the same price as for the initial issue;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period; and

+	decide that the nominal amount of capital increases that may be carried out under this delegation shall be deducted from the ceiling provided for in the resolution pursuant to which the issue is decided, as well as from the overall nominal ceiling for share capital increases provided for in resolution 21 of this General Meeting, it being specified that to this amount will be added, if applicable, the additional nominal amount of shares to be issued, in accordance with applicable laws and contractual provisions, for the purposes of preserving the rights of the holders of securities giving access to the capital.

Nineteenth resolution - Grant of authority to the Management Board in order to increase the share capital through the capitalization of reserves, earnings or premium

The Shareholders, in accordance with the conditions of quorum and majority that apply at Ordinary General Meetings, after having reviewed the Management Board Report, in accordance with Articles L. 225-129, L. 225-130 and L. 22-10-50 of the French Commercial Code and after duly noting that the capital has been fully paid up:

+	resolve, in accordance with the provisions of Article L. 225-129-2 of the French Commercial Code, to grant the Management Board, for a period not exceeding twenty-six (26) months from the date of this General Meeting, authority to proceed with one or more capital increases, by simultaneously or successively capitalizing all or part of the Company’s reserves, earnings, additional paid-in capital or other eligible amounts, whether in the form of the grant of new free shares to be issued or by increasing the par value of existing shares, or a combination thereof;

+	resolve that the total nominal amount of increases in share capital carried out immediately or in the future pursuant to this resolution may not under any circumstances exceed a total of five million one hundred seventy-five thousand euros (€5,175,000). In accordance with applicable law and possible contractual requirements, this maximum amount will not include the par value of any ordinary shares to be issued in accordance with the provisions of the law and contractual provisions to preserve the rights of the holders of securities giving access to the Company’s share capital;

+	resolve that, as applicable, in accordance with the provisions of Article L. 225-130 and L. 22-10-50 of the French Commercial Code, the resulting fractional rights shall not be negotiable and the corresponding securities shall be sold. The proceeds from the sale will be allocated to rights holders within the time frame imposed by applicable regulations;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of

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authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period;

+	resolve that the Management Board shall have all powers to implement, if it so decides, this authorization through one or more transactions, in proportions and at times that it seems fit and to amend the Articles of Association accordingly; and

+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

Twentieth resolution - Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the capital of the Company, with cancellation of preferential subscription rights of the shareholders, in consideration for contributions in kind for equity securities or other securities giving access to the capital

The Shareholders, in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, having reviewed the Management Board Report and in accordance with Articles L. 225-129, L. 225-129-2, L. 225-135, L. 22-10-51 and L. 22-10-53 of the French Commercial Code:

+	decide to delegate to the Management Board the power to proceed with the issuance of the instruments set out below, on the Management Board’s sole decision, in one or several steps, when the Management Board so decides and pursuant to the report of the Contribution Auditors:

o	shares of the Company, and/or

o	any capital securities of the Company giving access by any means, immediately or in the future, to other existing or future capital securities of the Company or giving the right to receive debt instruments from the Company, and/or

o	any securities, whether hybrid or not, giving access by any means, immediately or in the future, to capital securities to be issued by the Company, and possibly giving access to existing capital securities and/or giving the right to receive debt instruments from the Company, as consideration for contributions in kind granted to the Company and consisting of equity securities or other securities giving access to the share capital of other companies, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable;

+	decide, as necessary, to cancel, in favor of the holders of the shares or securities that are the subject of the contributions in kind, the shareholders' preferential subscription rights to the shares or securities that may be issued pursuant to this delegation, and notes that in the event of an issue by the Company of securities giving access to new shares of the Company, this authorization entails a waiver by the shareholders, in favor of the holders of these securities, of their preferential subscription rights to the shares to which these securities will give immediate or future entitlement;

+	resolve that the securities that may be issued pursuant to this delegation may notably consist of debt securities, including securities giving the right to receive debt securities, whether or not governed by Articles L. 228-91 et seq. of the French Commercial Code, or of warrants, or may be associated with the issue of such securities, or enable the issue thereof as intermediate securities. These securities may or may not be for a limited term, may or may not be subordinated, and may be issued in euros or in a foreign currency, or in any other monetary units established by reference to several currencies;

+	resolve that the maximum nominal amount of capital increases which may be carried out immediately or in the future, under this delegation may not exceed ten percent (10%) of the

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Company's share capital at any time, as this share capital may have been adjusted after this General Meeting, it being specified that to this maximum amount will be added, as applicable, the additional nominal amount of shares to be issued to preserve (in accordance with the law and, as applicable, contractual provisions providing for other cases for adjustments), the rights of holders of securities or other rights giving access to the Company's share capital;

+	resolve that the maximum nominal amount of the debt securities that may be issued under this delegation will not exceed, and will be credited against, the maximum total amount of debt securities set out in resolution 13 submitted to this General Meeting;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period;

+	set the duration of the authorization provided for under this resolution at twenty-six (26) months from the date of this resolution;

+	grant all powers to the Management Board, that it may further delegate under the conditions provided for by law, to implement this delegation and in particular to:

o	establish the list of equity shares or securities tendered and determine the amount, characteristics, terms and conditions of the issue, the share exchange rate, and when applicable, the balance to be paid in cash;

o	set the terms on which the rights of holders of securities giving access to the Company’s share capital, immediately or in the future, may be exercised, and the terms on which such securities will give access to Company shares, and modify any such terms, in accordance with applicable formal requirements, while such securities are in effect;

o	recognize the completion of the contribution and charge all costs, expenses and fees to the premium;

o	duly record completion of each capital increase and make the corresponding amendments to the Articles of Association; and

o	in general, conclude all agreements, undertake all measures and formalities useful for the issue, listing and financial services relating to the shares issued under this authorization and the exercise of the corresponding rights, or undertake all formalities resulting from capital increases thus completed.

+	duly note that the Management Board will report to the next Ordinary General Meeting, as required by law and regulation, on the uses made of the delegation granted under this resolution.

Twenty-first resolution - Maximum aggregate amount of capital increases

The Shareholders, in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, after having reviewed the Management Board Report:

+	resolve that the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future, under resolutions 13 to 20, may not exceed five million one hundred seventy-five thousand euros (€5,175,000), it being specified that to this maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company;

+	duly note for the record that, in accordance with the provisions of Article L. 225-129-2,

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paragraph 2 of the French Commercial Code, the delegations of authority granted to the Management Board under resolutions 13 to 20 of this General Meeting shall replace and render null and void, only for the future and for the portion not yet used, the authority having the same purpose granted by resolutions 2 to 9 of the Company’s Extraordinary General Meeting of December 22, 2020.

Twenty-second resolution - Issue of equity warrants

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Extraordinary General Meetings, and pursuant to the provisions of Articles L. 228-91, L. 228-92,

L. 225-129-1 and L. 225-138 of the French Commercial Code, after having reviewed the Management Board Report and the Statutory Auditors' Report, resolve, subject to approval of the next resolution concerning cancellation of the preferential subscription right for the benefit of a defined category of persons, to issue fifty-seven thousand five hundred (57,500) detachable equity warrants of the Company (“BSA 32 equity warrant(s)”) whose characteristics, conditions and exercise terms are set forth below.

CHARACTERISTICS OF BSA 32 EQUITY WARRANTS

Form

BSA 32 equity warrants will be created exclusively in registered form. Exercise - Term

Each BSA 32 equity warrant will be exercisable over a maximum period of five (5) years from granting. As a result, at the end of the exercisable period and subject to the provisions set forth below, BSA 32 equity warrants that have not been exercised will immediately become null and void.

Transfer

All BSA 32 equity warrants shall be freely transferable. Issue price

Each BSA 32 equity warrant will be issued at a price of between thirty-three point seven per cent (33.7%) and forty point one per cent (40.1%) of the volume-weighted average price of the Company’s ordinary share for the twenty (20) trading day period immediately preceding the grant date of the BSA 32 equity warrants by the Management Board.

Exercise price

Each BSA 32 equity warrant will permit subscription for one new share of the Company. The subscription price for this share will be equal to ninety-five per cent (95%) of the volume-weighted average price of the Company’s ordinary share for the twenty (20) trading day period immediately preceding the grant date of the BSA 32 equity warrants by the Management Board.

The subscription price shall be payable in full on subscription either in cash or by offsetting debt that is uncontested, liquid, and immediately enforceable against the Company.

Notification of exercise

Applications to subscribe for shares by exercising BSA 32 equity warrants must be received during the exercise period determined by the Management Board within the five (5) year period defined above, at the Company's registered office, and the subscription price must be paid simultaneously with submission of the application form.

Date of record for shares resulting from the exercise of the BSA 32 equity warrants

New shares issued as a result of the exercising of BSA 32 equity warrants will be subject to all statutory provisions, will be fungible with the existing shares and will carry full rights from their issue date, in respect to coupons for the current fiscal year, to dividends from the first day of the said fiscal year.

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Legal restrictions and maintenance of the rights of BSA 32 equity warrant holders

If the Company (i) issues, in any form whatsoever, new shares with a preferential subscription right reserved for its shareholders or from the capitalization of reserves, profits or additional paid-in capital,

(ii) distributes reserves or additional paid-in capital, (iii) changes the distribution of its profits by creating preference shares, or (iv) if the Company merges with another company or is taken over, the rights of BSA 32 equity warrant holders must be maintained under the conditions set out in Articles L. 228-99 to L. 228-102 of the French Commercial Code.

Moreover, the consent of the holders of BSA 32 equity warrants must be obtained under and for operations provided for by the regulations in force, according to the terms stipulated in said regulations.

If authorization is not given by the holders of BSA 32 equity warrants in accordance with the provisions of Article L. 228-98 of the French Commercial code, the Company shall not, from the actual issuing of said warrants, and more generally of any security giving an entitlement to shares (i) redeem its share capital (ii) modify its profit distribution rules and (iii) modify its form or purpose.

In the case of a reduction in the capital of the Company, prompted by losses, by a reduction either in the par value of the shares or in the number of shares, the rights of holders of BSA 32 equity warrants will be reduced as a result, as if they had exercised their rights before the date on which the reduction in capital became final, in accordance with Article L. 228-98 of the French Commercial Code.

The General Meeting resolves that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public offering to acquire the Company's shares and until the end of this offering period.

The Shareholders, in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, give all powers to the Management Board to implement this decision, and in particular for the purpose of:

+	setting the final terms and conditions for issuing and exercising the BSA 32 equity warrants according to the criteria set forth in this resolution and notably determining the issue price and exercise periods for the BSA 32 equity warrants;

+	drawing up the list of the grantees and the number of BSA 32 equity warrants to be allotted to each;

+	increasing the capital by a maximum amount of eight thousand six hundred twenty-give euros (€8,625), by issuing no more than fifty-seven thousand five hundred (57,500) new shares, each with a par value of €0.15, by payment of a subscription price as defined above, as a result of the exercising of all or some of the BSA 32 equity warrants;

+	taking all necessary steps to successfully issue the BSA 32 equity warrants;

+	receiving subscription orders for shares from the exercise of BSA 32 equity warrants and the subscription price payments;

+	recording the number and value of the shares issued as a result of the BSA 32 equity warrants exercised;

+	taking all necessary steps, including issuing additional new shares, to protect the rights of BSA 32 equity warrant holders as provided by law;

+	carrying out, as provided by law, the formalities resulting from the corresponding capital increases and make any correlated changes to the Articles of Association; and

+	taking all measures and carry out all useful formalities to issue the BSA equity warrants or to create the shares to be issued when the BSA 32 equity warrants are exercised and, more generally, do whatever is necessary with respect to applicable laws and regulations.

In accordance with Article L. 225-132 of the French Commercial Code, this decision by the Meeting

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entails, as of right, the shareholders’ waiver of their preferential subscription right to the shares that may be subscribed by exercising the BSA 32 equity warrants, in favor of the BSA 32 equity warrant holders.

Twenty-third resolution - Cancellation of preferential subscription rights for the benefit of selected categories of persons

The Shareholders, acting in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special report, and subject to the adoption of resolution 22 of this General Meeting, decide:

+	in accordance with the provisions of Article L. 225-138 of the French Commercial Code, to cancel the preferential subscription right of shareholders to the issue of BSA 32 equity warrants for the benefit of categories of persons having the following characteristics:

o	natural persons who are not employees of the company and who are member of the Company's Supervisory Board or who were members of the Company’s Supervisory Board on January 1, 2021;

+	to delegate to the Management Board, for a period of eighteen (18) months from the present Meeting, responsibility for drawing up, on one or more occasions, the list of grantees in the categories defined above and the number of BSA 32 equity warrants to be allotted to each of them;

+	that the Management Board will report to the next Ordinary General Meeting of the Company on the final conditions for issuing the BSA 32 equity warrants in a supplementary report to be certified by the Auditors.

Twenty-fourth resolution - Issue of free shares; Corresponding grant of authority to the Management Board

The Shareholders, acting in accordance with the conditions of quorum and majority that apply at Extraordinary General Meetings, having considered the Management Board Report and the Special Report of the Statutory Auditors, authorize the Management Board, in accordance with Articles L. 225-197-1 et seq. and L. 22-10-59 et seq. of the French Commercial Code, to proceed through one or more transactions, with grants of free shares of the Company, existing or to be issued, in favor of categories of beneficiaries whose identity shall be determined by the Management Board among:

+	the natural persons who are not employees and who are members of the Company's Management Board; and

+	the employees of the Company or its affiliates.

The Shareholders set the vesting period following which the grant of ordinary shares to the recipients shall become definitive, subject to any conditions determined by the Management Board, at a minimum of two years from the date the shares are fully vested in and transferred to their beneficiary (subject to cases of disability of the beneficiary recognized under Article L. 225-197-1, I of the French Commercial Code).

This authorization is granted to the Management Board for a maximum period of twenty-six (26) months from the date of this General Meeting.

The total number of ordinary shares granted under this resolution currently may not represent more than three per cent (3%) of the Company's share capital on the grant date, nor exceed the maximum legal amount applicable on the grant date.

In compliance with Article L. 225-132 of the French Commercial Code, the decision of the General Meeting entails automatic waiver in favor of the recipients of free shares by the shareholders of their preferential subscription rights for ordinary shares issued as capital increases are carried out through the capitalization of reserves, earnings or share premium, decided by the Management Board, under

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this authority, and any rights to the portion of reserves, earnings or share premium thus capitalized, on condition that the grant of said shares to recipients becomes definitive after the vesting period.

The Shareholders grant full powers to the Management Board within the limits set forth above to:

+	set, according to legal conditions and limits, the dates on which allotments will be made;

+	determine the identity of beneficiaries, the number of ordinary shares allotted to each, the terms for the allotment of shares and the vesting conditions;

+	set the conditions under which the number of ordinary shares freely allotted will be adjusted in the event of capital transactions by the Company (in particular a takeover bid, merger, spin-off, division, consolidation or contribution of shares), to protect the rights of recipients;

+	record, according to legal conditions, the amount of the capital increase and amend the Articles of Association accordingly;

+	and in general, do whatever it may be appropriate or necessary to implement this authorization.

Every year, the Management Board will inform the Ordinary General Meeting of transactions carried out by virtue of this resolution in a special report, in accordance with Article L. 225-197-4 of the French Commercial Code.

With effect on this day, this delegation of authority supersedes and cancels the unexpired and unused part of any prior authorization having the same purpose, and notably resolution 28 of the Combined General Meeting dated June 17, 2020.

Twenty-fifth resolution - Grant of authority to the Management Board for the purpose of deciding to carry out a capital increase reserved for employees

The Shareholders, acting in accordance with the quorum and majority requirements applicable to Extraordinary General Meetings, after having reviewed the Management Board Report and the Statutory Auditors' Special report, resolve, in accordance with the provisions of Article L. 225-129-6 of the French Commercial Code, to reserve for the benefit of employees of the Company a capital increase through the issue of shares in accordance with the provisions of Articles L. 3332-18 et seq. of the French Labor Code, and in consequence:

+	authorize the Management Board , if it deems appropriate, to proceed within a maximum period of twenty-six (26) months from the date of the General Meeting, with a capital increase for a maximum nominal amount of one hundred thousand euros (€100,000), in one or more tranches, through the issue of cash shares reserved for employees participating in a company savings plan to be established by the Company and carried out in accordance with the provisions of Articles L. 3332-18 et seq. of the French Labor Code;

+	resolve that the above-mentioned maximum amount is independent of, and will not be credited against, the maximum amount of capital increases set out in resolution 21 of this General Meeting. To this amount will be added, as applicable, the additional nominal amount of ordinary shares to be issued for the purposes of any adjustments to be made in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions in order to preserve the rights of holders of securities giving access to the Company’s share capital;

+	resolve to cancel shareholders’ preferential subscription rights to such new shares to be issued, in favor of employees of the Company or companies and groups affiliated thereto, within the meaning of Article L. 225-180 of the French Commercial Code;

+	resolve that the Management Board shall determine the shares’ issue price in accordance with Article L. 3332-19 of the French Labor Code;

+	resolve that, except subject to prior authorization by the General Meeting, this delegation of authority shall be suspended as from the date of the filing by a third-party of a proposed public

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offering to acquire the Company's shares and until the end of this offering period;

+	grant all powers to the Company’s Management Board to implement this authorization and carry out the capital increase, and to that end, to establish the list of beneficiaries and the number of shares to be awarded to each employee, set the number of new shares to be issued and their date of record, set, within the legal limits, the conditions for issuing the new shares and the periods given to employees to exercise their rights and the periods and terms for paying up the new shares, record the capital increase based on the number of shares subscribed and amend the Articles of Association accordingly, and take all steps and carry out all formalities necessary to complete the capital increase; and

+	duly note that, if the Management Board uses this power of authority, it will report to the next Ordinary General Meeting, as required by law and regulations, on the uses made of authorizations granted under this resolution.

Twenty-sixth resolution - Powers for formalities

The Shareholders grant all powers to the holder of an original copy, an excerpt or a copy of these minutes certified as authentic to carry out all necessary processes, filings and formalities or as required by operation of law.

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